Internet Initiative Japan Inc.,
Jinbocho Mitsui Bldg.,
1-105 Kanda Jinbo-cho,
Chiyoda-ku, Tokyo 101-0051, Japan
March 5, 2010
Ms. Kathleen Collins,
Accounting Branch Chief,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549,
U.S.A.

RE:	Internet Initiative Japan, Inc. Form 20-F for the year ended March 31, 2009 File No. 000-30204
Dear Ms. Collins:
We are in receipt of your letter dated March 4, 2010 commenting on the annual report of Form 20-F of Internet Initiative Japan, Inc. for the fiscal year ended March 31, 2009. We are currently in the process of compiling a response to your letter and expect to respond to you by April 2, 2010.

Very truly yours,
/s/ Akihisa Watai
Akihisa Watai
Director, Chief Financial Officer and Chief Accounting Officer

cc:	Megan Akst Ryan Houseal Maryse Mills-Apenteng (Securities and Exchange Commission) Izumi Akai Yoichiro Taniguchi Sandra Treusdell (Sullivan & Cromwell LLP)